UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July 2019

Commission File Number 001-35286

FRANCO-NEVADA CORPORATION

(Translation of registrant’s name into English)

199 Bay Street, Suite 2000, P.O. Box 285, Commerce Court Postal Station, Toronto, Ontario, Canada M5L 1G9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The following document, which is attached as an exhibit hereto, is incorporated by reference herein:

Exhibit No.	Description

99.1	Press Release dated July 19, 2019 — Franco-Nevada Adds to its U.S. Energy Interests, Initiates ATM Equity Program & Provides Details for Release of Q2 Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2019	FRANCO-NEVADA CORPORATION

/s/ Lloyd Hong
Lloyd Hong
Chief Legal Officer & Corporate Secretary